Exhibit No. 33.1
Form 10-KSB
American Ammunition, Inc.
File No. 0-32379

                            AMERICAN AMMUNITION, INC.
                            FINANCIAL CODE OF ETHICS

As a public company, it is of critical importance that American Ammunition, Inc. ("American Ammunition) filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with American Ammunition, employees may be called upon to provide information to assure that American
Ammunition's public reports are complete, fair, and understandable. American Ammunition expects all of its employees to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to American Ammunition's public disclosure requirements.

American Ammunition's Finance Department bears a special responsibility for promoting integrity throughout American Ammunition, with responsibilities to stakeholders both inside and outside of American Ammunition. The Chief Executive Officer (CEO), Chief Financial Officer (CFO), and Finance Department personnel have a special role both to adhere to the principles of integrity and also to ensure that a culture exists throughout American Ammunition as a whole that ensures the fair and timely reporting of American Ammunition's financial results and conditions. Because of this special role, the CEO, CFO, and all members of American Ammunition's Finance Department are bound by American Ammunition's Financial Code of Ethics, and by accepting the Financial Code of Ethics, each agrees that they will:

- Act with honesty and integrity, avoiding actual or actual conflicts of interest in personal and professional relationships. - Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in the reports and documents that American Ammunition files with, or submits to, government agencies and in other public communications.

- Comply with the rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

- Respect the confidentiality of information acquired in the course of one's work, except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

-    Share  job  knowledge  and  maintain  skills   important  and  relevant  to
     stakeholders needs.


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-    Proactively  promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and in the community.

- Achieve responsible use of, and control over, all American Ammunition assets and resources employed by, or entrusted to yourself, and your department.

-    Receive  the  full  and  active   support  and   cooperation   of  American
     Ammunition's Officers, Senior Staff, and all employees in the adherence to this Financial Code of Ethics.

- Promptly report to the CEO or CFO any conduct believed to be in violation of law or business ethics or in violation of any provision of this Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict. Further, to promptly report to the Chair of American Ammunition's Audit Committee such conduct if by the CEO or CFO or if they fail to correct such conduct by others in a reasonable period of time.